Exhibit 99.1

THE REAL BROKERAGE INC.

Report of Voting Results

Annual General Meeting of Shareholders held on

May 29, 2026

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “Meeting”) of The Real Brokerage Inc. (the “Company”) held on May 29, 2026. Shareholders holding an aggregate of 142,442,111 common shares of the Company (the “Common Shares”) (representing 66.72% of the outstanding Common Shares as of the record date for the Meeting) were present or represented by proxy at the Meeting. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular dated April 2, 2026 (the “Circular”), which is available on SEDAR+ at www.sedarplus.ca.

Matters Voted Upon at the Meeting

Number of Directors

At the Meeting, the shareholders passed a motion that the number of directors of the Company be set at nine (9) directors, to hold office until the next annual meeting of shareholders.

Votes For	% of Voted	Votes Against	% of Voted
141,771,001	99.53%	671,110	0.47%

Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. Each of the nine nominees in the Circular were elected to serve until the next annual meeting of shareholders of the Company or until a director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the articles of the Company. The percentage of votes cast “for” or “withheld” from the vote are set forth below opposite the name of each elected director based on proxies and votes received at the Meeting. The following individuals were elected as directors until the next annual general meeting of the Company or until their successors are elected or appointed.

Director Nominee	Votes For	% of Voted	Votes Withheld	% of Voted
Tamir Poleg	62,295,704	99.44%	351,382	0.56%
Vikki Bartholomae	61,787,870	98.63%	859,216	1.37%
Guy Gamzu	61,739,497	98.55%	907,589	1.45%
Larry Klane	62,164,772	99.23%	482,314	0.77%
Atul Malhotra, Jr.	62,196,911	99.28%	450,175	0.72%
Ken Pozek	62,439,510	99.67%	207,576	0.33%
Laurence Rose	59,304,518	94.66%	3,342,567	5.34%
Susanne Greenfield Sandler	62,245,286	99.36%	401,800	0.64%
Sharran Srivatsaa	62,376,411	99.57%	270,675	0.43%

Re-appointment of Auditors

At the Meeting, the shareholders re-appointed Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), as the Company’s auditors and authorized the directors to fix the auditors’ remuneration. The percentage of votes cast “for” or “withheld” from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Votes Withheld	% of Voted
Approved	142,048,639	99.72%	393,472	0.28%